Exhibit 99.1

NEWS RELEASE
Richmont Mines Inc., 1501 McGill College Avenue, Suite 2930, Montreal, QC H3A 3M8 Canada

IMMEDIATE RELEASE

RICHMONT MINES SHAREHOLDERS ELECT FOUR NEW BOARD MEMBERS AT SPECIAL SHAREHOLDER MEETING

MONTREAL, Quebec, Canada, February 4, 2010 - Richmont Mines Inc. (TSX/NYSE Amex: RIC), (“Richmont” or the “Company”), is pleased to announce that the Company’s shareholders elected Elaine Ellingham, A. Michel Lavigne, Sam Minzberg and Jean-Pierre Ouellet to the Company’s Board of Directors at a Special Shareholder Meeting held in Montreal earlier today. The Company’s previous directors, H. Greg Chamandy, Denis Arcand, Réjean Houle, Raynald Vézina and President and CEO Martin Rivard, will all continue to serve on the Board. In addition, Sidney M. Horn was named Corporate Secretary of the Company on December 15, 2009.

The four new Board members, whose biographies follow below, bring a wealth of additional experience, knowledge and business insight to the Board, strengthening its ability to advise and support Richmont’s management team as they focus on building shareholder value.

With the election of the new directors of the Company, Richmont’s Board of Directors is now composed of nine directors, eight of whom are considered to be independent directors within the meaning of National Instrument 58-101-Disclosure of Corporate Governance Practices.

“The new Board is a great asset for Richmont, and I am very excited to be a part of this great growth opportunity” said H. Greg Chamandy, Chairman of the Company’s Board. “These individuals bring diverse business and mining backgrounds to the Board, which will not only complement the knowledge base of our previously existing Board members, but will help the Company in its efforts to grow from a junior gold producer to a best-in-class gold mining company with a targeted annual production of over 200,000 ounces of gold.”

President and CEO Martin Rivard added his support for the new directors: “Richmont’s management team and I are excited about working with the new Board members, and are looking forward to benefitting from their extensive experience, knowledge and insight. Our Board members are highly qualified professionals from a variety of relevant business and mining backgrounds. Our shareholders can look forward to a proactive company focused on leveraging its leadership position in gold exploration, development and mining through organic growth and strategic acquisitions.”

BIOGRAPHIES

Newly Elected Directors

Elaine Ellingham, P.Geo., M. Sc., M.B.A., is a professional geoscientist with over 25 years of experience in the mining industry. Ms. Ellingham is President of Ellingham Consulting Ltd., a company providing geological and corporate finance services to international clients. She spent eight years with the Toronto Stock Exchange, from 1997–2005, in a number of capacities including National Leader of Mining and served on the TSX Stock List Committee. Ms. Ellingham was Senior VP, Investor Relations for IAMGOLD Corporation and has a range of experience in mineral exploration, corporate development and investor relations for mining companies including Campbell Resources Inc., Rio Algom Exploration Inc., and St. Joe Canada Inc. She is a director of Continental Nickel Ltd. and a former director of NewWest Gold Corporation.

RICHMONT MINES SHAREHOLDERS ELECT FOUR NEW BOARD MEMBERS AT SPECIAL SHAREHOLDER MEETING
February 4, 2010

Michel Lavigne, FCA, is on the Board of the Caisse de dépôt et placement du Québec (CDPQ) and is Chairman of its Audit Committee. He is the Chairman of the Board of Primary Energy Recycling Corporation. He also serves on the Boards of Nstein Technologies, Canada Post Corporation and Québecor Média. Mr. Lavigne was previously President and CEO of Raymond Chabot Grant Thornton, Chairman of the Board of Grant Thornton Canada and was a member of the Board of Governors of Grant Thornton International.

Sam Minzberg, B.A., LL.B., B.C.L., is a senior partner with the law firm Davies Ward Phillips & Vineberg and a member of the firm’s Management Committee. Mr. Minzberg specializes in corporate, commercial and tax law. He was previously President and CEO of Claridge Inc., a management and holding company on behalf of the Charles R. Bronfman Family. Mr. Minzberg also serves on the Boards of Directors of Quebecor Media Inc., HSBC Bank (Canada), HSBC Bank (North America) and Reitman’s Inc.

Jean-Pierre Ouellet, B.A., LL.L, B.C.L., is currently a venture partner with Capital St-Laurent. He serves on the Board of Directors of the Caisse de dépôt et placement du Québec (CDPQ) where he is Chairman of its Corporate Governance and Ethics Committee, and is also on the Board of GBO Inc. and is Chairman of its Audit Committee. Mr. Ouellet is also on the Board of various non-profit organizations including the MacDonald Stewart Foundation and the Montreal Economic Institute. From 2000 to 2008, Mr. Ouellet was Vice Chairman of RBC Capital Markets where he was responsible for the investment banking operations for the province of Quebec. He was previously Senior Vice President, Chief Legal Officer and Corporate Secretary of Canadian National Railways Inc. (CN) and a member of the Senior Executive Committee of that company.

Current Directors

H. Gregory Chamandy, Chairman – Mr. Chamandy is the co-founder of Gildan Activewear Inc. He held the position of Chairman and Chief Executive Officer of Gildan since its inception in 1984 to 2004. During this period, Gildan grew from a simple textile manufacturer into a sophisticated vertically integrated apparel manufacturing giant. Over the course of his leadership at Gildan, the company grew from its $30 million initial public offering in 1998 to a market capitalization of over $830 million in 2004. The resulting 31.8% average annual return to Gildan shareholders far outperformed the 2.8% average annual return achieved by the S&P/TSX Composite Index over that time. With the growth of the company, the staff grew from 3 employees to over 6,000 in 14 countries around the world. In 2004, after creating the proper structure to replace himself, Mr. Chamandy retired from Gildan in order to pursue his other business interests.

Subsequent to Gildan, Mr. Chamandy became the Chairman and co-owner of Europe’s Best, North America’s largest selling brand of frozen fruit, which was sold to JM Smucker in 2008. Mr. Chamandy is currently also the Chairman of Oxbridge Private Wealth Management, a Canadian asset management company catering to high net worth individuals whose flagship product is The Oxbridge Family Wealth Fund, and the Co-Chairman of Liquid Nutrition Inc., a rapidly growing Canadian smoothie and health bar chain.

Denis Arcand, Vice Chairman – Mr. Arcand has served as a Director of Richmont Mines since 1995 and Chairman since May 2009. He will continue to serve the company in the capacity of Vice-Chairman. Mr. Arcand is a retired business executive who spent his career in the financial services industry where he specialized in the financing of junior mining and exploration companies.

Martin Rivard, B. Admin., President and Chief Executive Officer – Mr. Rivard has held various roles of increasing responsibilities at Richmont since joining the Company in 1996. He has been a member of the Management Committee since 1997 and served as Executive Vice-President from 2000 to 2005. Martin Rivard was named President and CEO of Richmont Mines in October 2005, and became a director at that time.

RICHMONT MINES SHAREHOLDERS ELECT FOUR NEW BOARD MEMBERS AT SPECIAL SHAREHOLDER MEETING
February 4, 2010

Réjean Houle – Mr. Houle has been a director of Richmont since 1989. Mr. Houle is an Ambassador for the Montreal Canadiens Hockey Club Inc., and the President of The Montreal Canadiens Alumni Association. Mr. Houle served as General Manager of the Canadiens from November 2000 to October 2005. Prior to that he was Director of Public Relations for Molson Breweries Inc., after retiring from a very successful career as a professional hockey player in the National Hockey League.

Raynald Vézina, P.Eng – Mr. Vézina has been a director of Richmont since 2006. Mr. Vézina is a mining consultant with extensive industry experience. From 1988 to 2004, he was Vice-President of Canadian Operations for Cambior Inc., a major gold mining company. Prior to that, he worked in different management positions for Placer Dome and Falconbridge. During his career, he has been a member of numerous professional and R&D associations. He is currently Chairman of the Board of MISA (Mining Innovation Solutions Applications).

Corporate Secretary

Sidney M. Horn, M.B.A., B.C.L., LL.B. – Mr. Horn is a Partner in the Montreal office of Stikeman Elliott LLP. He received the highest practitioner rating in the Canadian Legal Directory LEXPERT in the areas of corporate commercial, corporate finance and securities, and mergers and acquisitions. He is listed in the 2010 edition of The Best Lawyers in Canada and in the 2009 edition of A Guide to the Leading 500 Lawyers in Canada. He is a member of the Boards of Directors of Astral Media Inc., The Wet Seal, Inc., Genworth MI Canada Inc. and Prime Restaurants of Canada Inc.

About Richmont Mines Inc.
The company has produced over 1,000,000 ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production in 1991. With extensive experience in gold exploration, development and mining, the Company is well positioned to cost-effectively build its North American reserve base through a combination of organic growth, strategic acquisitions and partnerships. Richmont routinely posts news and other important information on its website www.richmont-mines.com.

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words “estimate”, “project”, “anticipate”, “expect”, “intend”, “believe”, “hope”, “may” and similar expressions, as well as “will”, “shall” and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines’ Annual Information Form, Annual Reports and periodic reports.

For more information, please contact:

Jennifer Aitken
Investor Relations
Richmont Mines Inc.
Phone: 514 397-1410	Ticker symbol: RIC
Fax: 514 397-8620	Listings: TSX – NYSE Amex
E-mail: jaitken@richmont-mines.com	Web Site: www.richmont-mines.com